SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2017

RLJ LODGING TRUST

(Exact name of registrant as specified in its charter)

Maryland	001-35169	27-4706509
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3 Bethesda Metro Center
Suite 1000
Bethesda, MD	20814
(Address of principal executive offices)	(Zip Code)

(301) 280-7777
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.     Other Events.

On July 18, 2017, RLJ Lodging Trust (“RLJ”) and FelCor Lodging Trust Incorporated (“FelCor”)  each filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the special meeting of RLJ shareholders scheduled to be held on August 15, 2017 (the “RLJ Special Meeting”) to, among other things, vote on a proposal to approve the issuance of common shares of beneficial interest, par value $0.01 per share, of RLJ pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 23, 2017, by and among RLJ, FelCor and the other entities party thereto, and the special meeting of FelCor common stockholders scheduled to be held on August 15, 2017 (the “FelCor Special Meeting” and, together with the RLJ Special Meeting, the “Special Meetings”) to, among other things, vote on a proposal to approve the previously announced proposed merger of FelCor and RLJ pursuant to the Merger Agreement.

As previously disclosed in the Definitive Proxy Statement, three putative class actions have been filed in Maryland by purported stockholders of FelCor challenging the merger of RLJ and FelCor. The first suit, styled as George Assad v. FelCor Lodging Trust Inc., et al., No. 1:17-cv-01744-ELH, was filed in the United States District Court for the District of Maryland (the “Court”) on June 26, 2017 and is against FelCor, its directors (including Steven R. Goldman, who is also an officer), FelCor Lodging Limited Partnership (“FelCor LP”), RLJ, RLJ Lodging Trust, L.P. (“RLJ LP”), Rangers Sub I, LLC (the “REIT Merger Sub”), and Rangers Sub II, LP (the “Partnership Merger Sub”) (the “Assad Lawsuit”). The second suit, styled as Martin Johnson v. FelCor Lodging Trust Inc., et al., No. 1:17-cv-01786-ELH, was filed with the Court on June 28, 2017 and is against FelCor and its directors (including Steven R. Goldman, who is also an officer) (the “Johnson Lawsuit”). The third suit, styled as Sachs Investment Group v. FelCor Lodging Trust Inc., et al., No. 1:17-cv-01933-ELH, was filed with the Court on July 11, 2017 and is against FelCor and its directors (including Steven R. Goldman, who is also an officer) (the “Sachs Lawsuit” and, together with the Assad Lawsuit and Johnson Lawsuit, the “Maryland Lawsuits”). A fourth suit, styled as Judy G. Bagheri v. FelCor Lodging Trust Inc., et al., No. 3:17-cv-01892-C, was filed in the United States District Court for the Northern District of Texas on July 17, 2017 and is against FelCor, its directors (including Steven R. Goldman, who is also an officer), FelCor LP, RLJ, RLJ LP, the REIT Merger Sub, and the Partnership Merger Sub (the “Texas Lawsuit” and, together with the Maryland Lawsuits, the “Lawsuits”).

The Lawsuits allege that FelCor and its directors violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder by disseminating a false and misleading Form S-4 containing a joint proxy statement/prospectus. The Lawsuits further allege that FelCor’s directors violated Section 20(a) of the Exchange Act by failing to exercise proper control over the person(s) who violated Section 14(a) of the Exchange Act. The Assad and Texas Lawsuits further allege that RLJ violated Section 20(a) of the Exchange Act. Among other relief, the plaintiffs in the Lawsuits sought to enjoin the Mergers.

On July 21, 2017, the plaintiff in the Johnson Lawsuit filed a motion for a preliminary injunction seeking to enjoin the merger. A hearing on that motion for a preliminary injunction is scheduled for August 14, 2017.

RLJ and FelCor continue to believe that the claims asserted in the Lawsuits are without merit, and further believe that no supplemental disclosure is required under applicable laws.  However, RLJ and FelCor wish to make certain supplemental disclosures related to the Merger Agreement.

Important information concerning the Mergers is set forth in the Definitive Proxy Statement. The Definitive Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the Definitive Proxy Statement.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

FelCor and RLJ have agreed to make the following amended and supplemental disclosures to the Definitive Proxy Statement. This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosures are to the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, FelCor and RLJ make the following amended and supplemental disclosures:

The section of the Definitive Proxy Statement entitled “The REIT Merger—Background of the Mergers” is amended and supplemented as follows:

The third full paragraph on page 74 of the Definitive Proxy Statement is replaced, in its entirety, with the following:

On April 21, 2017, the FelCor Board was furnished with an updated memorandum, dated April 19, 2017, disclosing certain relationships between BofA Merrill Lynch and its affiliates, on the one hand, and FelCor, RLJ and AHT and certain of their affiliates, on the other hand, during the prior two calendar years as well as the first quarter of 2017. Such memorandum disclosed, among other things, that BofA Merrill Lynch had received from AHT and certain of its affiliates corporate banking and global markets revenues of less than $1 million in each of calendar years 2015 and 2016, and less than $100,000 in the first quarter of 2017.

The section of the Definitive Proxy Statement entitled “The REIT Merger—Opinion of RLJ’s Financial Advisor” is amended and supplemented as follows:

The second and third full paragraphs on page 86 of the Definitive Proxy Statement under the subheading “—Discounted Cash Flow Analysis” are replaced, in their entirety, with the following:

To calculate the estimated enterprise value of RLJ using the discounted cash flow method, Barclays added RLJ’s (i) projected unlevered free cash flows for fiscal years 2017 through 2021 based on the RLJ Projections to (ii) the “terminal value” as of 2022 for RLJ, and discounted such amounts to their respective present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking earnings before interest, tax expense, depreciation and amortization (“EBITDA”) and subtracting capital expenditures, taxes and working capital requirements. The residual value of RLJ at the end of the forecast period, or “terminal value,” was estimated by selecting a range of multiples of 11.5x to 12.5x, which was based on Barclays’ professional judgment and experience, and which was applied to the estimated 2022 EBITDA. The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 8.5% to 9.5%. The range of discount rates was selected based on an analysis of the weighted average cost of capital of RLJ utilizing the capital asset pricing model (“CAPM”). Barclays then calculated a range of implied prices per share of RLJ by subtracting estimated net debt as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of RLJ Common Shares.

To calculate the estimated enterprise value of FelCor using the discounted cash flow method, Barclays added FelCor’s (i) projected unlevered free cash flows for fiscal years 2017 through 2021 based on the Adjusted FelCor Projections, (ii) the “terminal value” as of 2022 for FelCor, and discounted such amounts to their respective present value using a range of selected discount rates, (iii) projected unlevered free cash flows for one asset subject to a ground lease expected to be terminated in the future, discounted to its present value using a range of selected discount rates and (iv) the estimated market value provided by management of RLJ for select assets not included in the unlevered free cash flows or terminal value of FelCor. The unlevered free cash flows were calculated by taking EBITDA and subtracting capital expenditures, taxes or other working capital requirements. The residual value of FelCor at the end of the forecast period, or “terminal value,” was estimated by selecting a range of multiples of 12.0x to 13.0x, which was based on Barclays’ professional judgment and experience, and which was applied to the estimated 2022 EBITDA. The cash flows and terminal values were then discounted to present value as of December 31, 2016 using discount rates ranging from 9.0% to 10.0%. The range of discount rates was selected based on an analysis of the weighted average cost of capital of FelCor utilizing the CAPM. Barclays then calculated a range of implied prices per share of FelCor by subtracting estimated net debt (as adjusted for expected net cash proceeds for one asset under contract for sale at the time of signing the Merger Agreement) and the liquidation value of convertible preferred equity as of December 31, 2016 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of FelCor Common Stock. The following summarizes the result of these calculations for each of RLJ and FelCor:

The first full paragraph on page 88 of the Definitive Proxy Statement under the subheading “—Selected Comparable Public Company Analysis” is replaced, in its entirety, with the following:

Barclays calculated and compared various financial multiples and ratios of RLJ, FelCor and the selected primary comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its enterprise value to its calendar year 2017 estimated EBITDA (which we refer to as “2017E EBITDA”) based on Wall Street research consensus estimates. The results of this selected comparable company analysis for RLJ and FelCor are summarized below:

Enterprise Value to 2017E EBITDA Multiple
RLJ Primary Comparables
Apple Hospitality REIT Inc.	12.7x
Chatham Lodging Trust	12.1x
Hersha Hospitality Trust	13.1x
Summit Hotel Properties, Inc.	14.1x

FelCor Primary Comparables
Ashford Hospitality Prime, Inc.	10.2x
Ashford Hospitality Trust, Inc.	11.3x
Chesapeake Lodging Trust	13.1x
DiamondRock Hospitality Company	12.1x
Hospitality Properties Trust	11.1x
Host Hotels & Resorts Inc.	12.3x
LaSalle Hotel Properties	12.6x
Park Hotels & Resorts Inc.	11.5x
Pebblebrook Hotel Trust	13.9x
Ryman Hospitality Properties, Inc.	13.4x
Sunstone Hotel Investors, Inc.	12.3x
Xenia Hotels & Resorts, Inc.	11.4x

The second full paragraph on page 89 of the Definitive Proxy Statement under the subheading “—Selected Precedent Transaction Analysis” is replaced, in its entirety, with the following:

Using publicly available information, Barclays analyzed the ratio of the enterprise value paid for the target company in each transaction to the EBITDA for the target company for the preceding twelve month reporting period from when the applicable transaction was announced (“LTM EBITDA”). The following summarizes the result of these calculations:

The following table is added to the Definitive Proxy Statement immediately following the second full paragraph on page 89 of the Definitive Proxy Statement under the subheading “—Selected Precedent Transaction Analysis”:

Precedent Transaction Multiples (calculated using trailing twelve month EBITDA)

Month and Year Announced	Acquiror	Target	LTM EBITDA Multiple
September 2015	Blackstone	Strategic Hotels & Resorts, Inc.	20.9x
November 2012	BRE Select Hotels Corp.	Apple REIT Six, Inc.	13.7x
July 2007	Inland American Real Estate Trust, Inc.	Apple Hospitality Five, Inc.	14.1x
June 2007	Whitehall Street Global Real Estate Fund	Equity Inns, Inc.	15.9x
April 2007	Apollo Real Estate Advisors, Aimbridge Hospitality and JF Capital Advisors	Eagle Hospitality Properties Trust	14.7x
April 2007	J.E. Robert Companies	Highland Hospitality Corporation	17.5x
April 2007	Apollo Investment Corporation	Innkeepers USA Trust	14.8x
March 2007	Inland American Real Estate Trust, Inc.	Winston Hotels, Inc.	14.6x
February 2007	ING Clarion Partners, LLC	Apple Hospitality Two, Inc.	10.7x
May 2006	J.E. Robert companies	Jameson Inns, Inc.	12.3x
May 2006	Westmont Hospitality Group and Cadim, Inc.	Boykin Lodging Company	15.7x
February 2006	Blackstone	MeriStar Hospitality Corporation	13.3x

The first full paragraph on page 90 of the Definitive Proxy Statement under the subheading “—General” is replaced, in its entirety, with the following:

Barclays is acting as financial advisor to RLJ in connection with the Mergers and will receive a fee for its services of approximately $11 million if the Mergers consummate, $1 million of which was payable upon rendering its opinion and the remainder of which is contingent upon the consummation of the Mergers. RLJ has agreed to reimburse Barclays for its reasonable expenses and indemnify Barclays for certain liabilities that may arise out of its engagement. Barclays has performed various investment banking services for RLJ in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past three years, Barclays has performed the following investment banking and financial services: (i) in May 2014, as lead underwriter for RLJ’s public offering of RLJ Common Shares and (ii) currently as a lender in RLJ’s revolving credit facility. Other than acting as solicitation agent on the consent solicitation relating to a proposed amendment to the indenture governing FelCor Lodging Limited Partnership’s 6.00% Senior Notes due 2025, Barclays has not provided investment banking or financial services to FelCor in the past two years.  Barclays will receive customary fees related to the consent solicitation.

The section of the Definitive Proxy Statement entitled “The REIT Merger—Opinion of FelCor’s Financial Advisor” is amended and supplemented as follows:

The second full paragraph on page 94 of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” is replaced, in its entirety, with the following:

FelCor.    In performing a selected public companies analysis of FelCor, BofA Merrill Lynch reviewed publicly available financial and stock market information for FelCor and twelve selected companies that BofA Merrill Lynch viewed as generally relevant as U.S. publicly traded lodging REITs (which we refer to as the “FelCor selected REITs”). BofA Merrill Lynch reviewed, among other things, enterprise values of the FelCor selected REITs, calculated as equity values based on closing stock prices on April 21, 2017, plus debt, preferred stock and minority interest, and less cash and cash equivalents, as a multiple of calendar year 2017 estimated earnings before interest, taxes, depreciations and amortization, commonly referred to as EBITDA. Financial data of the FelCor selected REITs (other than RLJ) were based on public filings and publicly available consensus estimates. Financial data of FelCor were based on the FelCor forecasts. Financial data of RLJ were based on the RLJ forecasts. The FelCor selected REITs and their respective multiples are as follows:

The bulleted list immediately following the second full paragraph on page 94 of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” is replaced, in its entirety, with the following:

2017E EBITDA Multiple
Host Hotels & Resorts, Inc.	12.4x
Park Hotels & Resorts Inc.	11.4x
LaSalle Hotel Properties	12.0x
Sunstone Hotel Investors, Inc.	12.1x
Ryman Hospitality Properties, Inc.	13.4x
RLJ	10.9x
DiamondRock Hospitality Co.	12.3x
Pebblebrook Hotel Trust	14.5x
Xenia Hotels & Resorts Inc.	11.3x
Chesapeake Lodging Trust	13.0x
Ashford Hospitality Trust, Inc.	11.0x
Ashford Hospitality Prime, Inc.	10.6x

The first paragraph immediately following the bulleted list on page 94 of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” beginning with “BofA Merrill Lynch reviewed, among other things, enterprise values of the FelCor selected REITS…” is deleted in its entirety.

The last paragraph on page 94 (which continues onto page 95) of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” is replaced, in its entirety, with the following:

RLJ.    In performing a selected public companies analysis of RLJ, BofA Merrill Lynch reviewed publicly available financial and stock market information for RLJ and the sixteen selected companies that BofA Merrill Lynch viewed as generally relevant as U.S. publicly traded REITs, consisting of twelve U.S. publicly traded full service lodging REITs, which we refer to as the RLJ selected full service REITs, and four U.S. publicly traded select service lodging REITs, which we refer to as the RLJ selected select service REITs and, together with the RLJ selected full service REITs, collectively refer to as the RLJ selected REITs. BofA Merrill Lynch reviewed, among other things, enterprise values of the RLJ selected REITs, calculated as equity values based on closing stock prices on April 21, 2017, plus debt, preferred stock and minority interest, less cash and cash equivalents, as a multiple of calendar year 2017 estimated EBITDA. Financial data of the RLJ selected REITs (other than FelCor) were based on public filings and publicly available consensus estimates. Financial data of RLJ were based on the RLJ forecasts. Financial data of FelCor were based on the FelCor forecasts. The RLJ selected REITs and their respective multiples are as follows:

The bulleted list on page 95 of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” is replaced, in its entirety, with the following:

2017E EBITDA Multiple
RLJ Selected Full Service REITs

Host Hotels & Resorts, Inc.	12.4x
Park Hotels & Resorts Inc.	11.4x
LaSalle Hotel Properties	12.0x
Sunstone Hotel Investors, Inc.	12.1x
Ryman Hospitality Properties, Inc.	13.4x
DiamondRock Hospitality Co.	12.3x
Pebblebrook Hotel Trust	14.5x
Xenia Hotels & Resorts Inc.	11.3x
Chesapeake Lodging Trust	13.0x
FelCor	11.5x
Ashford Hospitality Trust, Inc.	11.0x
Ashford Hospitality Prime, Inc.	10.6x

RLJ Selected Select Service REITs

Apple Hospitality REIT, Inc.	12.6x
Summit Hotel Properties	14.2x
Hersha Hospitality Trust	13.0x
Chatham Lodging Trust	12.1x

The first paragraph immediately following the bulleted list on page 95 of the Definitive Proxy Statement under the subheading “—Selected Publicly Traded Companies Analyses” beginning with “BofA Merrill Lynch reviewed, among other things, enterprise values of the RLJ selected REITS…” is deleted in its entirety.

The first paragraph on page 96 of the Definitive Proxy Statement under the subheading “—Selected Publicly Precedent Transactions Analyses” is replaced, in its entirety, with the following:

BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to twenty selected transactions involving companies in the lodging industry. BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s one-year forward estimated EBITDA (which we refer to in this section of this proxy statement as one-year forward EBITDA multiples). The observed median and mean one-year forward estimated EBITDA multiples for the selected transactions were 12.4x and 12.9x, respectively. BofA Merrill Lynch then deducted from FelCor’s 2017 estimated EBITDA the EBITDA attributable to certain assets that were assumed for disposition in the FelCor forecasts. BofA Merrill Lynch then applied a selected range of one-year forward estimated EBITDA multiples of 11.0x to 14.0x, derived from the selected transactions to FelCor’s calendar year 2017 estimated EBITDA, as adjusted for dispositions. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of FelCor were based on the FelCor forecasts. Net disposition proceeds, after transaction costs and debt attributable to the disposed assets, totaled $514 million, per the FelCor forecasts, and were assumed as cash on the balance sheet for the purposes of BofA Merrill Lynch’s analysis. The selected transactions and their respective multiples are as follows:

The bulleted list immediately following the first paragraph on page 96 of the Definitive Proxy Statement under the subheading “—Selected Publicly Precedent Transactions Analyses” is replaced, in its entirety, with the following:

Acquiror	Target	One-Year Forward EBITDA Multiple
•HNA Group	•Hilton Worldwide Holdings, Inc. (25% Ownership Position)	11.5x
•Apple Hospitality REIT	•Apple REIT Ten	11.8x
•Anbang	•Strategic Hotels and Resorts	16.7x
•Marriott	•Starwood Hotels & Resorts	10.8x
•Blackstone	•Strategic Hotels and Resorts	15.7x
•Blackstone	•Hilton Hotels Corporation	14.3x
•Whitehall Global Real Estate	•Equity Inns	13.1x
•Apollo, Aimbridge & JF Capital	•Eagle Hospitality Properties Trust	12.5x
•JER Partners	•Highland Hospitality Corp.	12.4x
•Apollo	•Innkeepers USA Trust	11.0x
•Inland American Real Estate Trust	•Winston Hotels	10.1x
•Blackstone	•Meristar Hospitality	13.5x
•Kingdom Hotels and Colony Capital	•Fairmont Hotels & Resorts	17.0x
•Blackstone	•Wyndham International Inc.	14.0x
•Cindat Capital	•Hersha Hospitality—7 Manhattan Hotels (70% Ownership Position)	13.1x
•Blackstone	•Apple REIT Six	11.7x
•Inland American Real Estate Trust	•Apple Hospitality Five	11.9x
•MSREF	•CNL—8 Asset Luxury Hotel Portfolio	13.5x
•Ashford Hospitality Trust	•CNL—51 Upper Upscale Hotel Portfolio	11.1x
•Host Marriott	•Starwood Hotels—38 Hotel Portfolio	11.8x

The first paragraph immediately following the bulleted chart on page 96 of the Definitive Proxy Statement under the subheading “—Selected Publicly Precedent Transactions Analyses” is replaced, in its entirety, with the following:

This analysis indicated the following approximate implied per share equity value reference range for FelCor, as compared to the implied value of the merger consideration based on the closing price of RLJ Common Shares as of April 21, 2017:

The first paragraph on page 97 of the Definitive Proxy Statement under the subheading “—Discounted Cash Flow Analyses” is replaced, in its entirety, with the following:

BofA Merrill Lynch performed separate discounted cash flow analyses of FelCor and RLJ to calculate ranges of implied present values of the unlevered, after-tax free cash flows that FelCor and RLJ were forecasted to generate during fiscal years ending December 31, 2017 through December 31, 2021 utilizing the FelCor forecasts (reflecting the assumptions of FelCor’s management with respect to the utilization of FelCor’s net operating loss tax carryforwards) and the RLJ forecasts, respectively.

The second paragraph on page 97 of the Definitive Proxy Statement under the subheading “—Discounted Cash Flow Analyses” is replaced, in its entirety, with the following:

FelCor.    In performing a discounted cash flow analysis of FelCor, BofA Merrill Lynch derived implied terminal values for FelCor by applying terminal forward multiples of 11.0x to 12.0x to FelCor’s estimated forward EBITDA in the terminal year. Present values (as of January 1, 2017 based on mid-year convention) of the cash flows and terminal values were then calculated using a selected discount rate range of 9.0% to 10.0%, based on an estimate of FelCor’s weighted average cost of capital obtained using the Capital Asset Pricing Model (which takes into account the risk free rate, the levered beta of the company, the applicable equity market risk premium, any applicable size premium and the estimated cost of debt). Included in this analysis were certain dispositions as set forth in the FelCor forecasts. This analysis indicated an approximate implied per share equity value reference range for FelCor of $7.00 to $8.80.  The estimated terminal year EBITDA used for purposes of this analysis was $237 million (which includes a deduction for the elimination of the Wyndham guarantee).

The third paragraph on page 97 of the Definitive Proxy Statement under the subheading “—Discounted Cash Flow Analyses” is replaced, in its entirety, with the following:

RLJ.    In performing a discounted cash flow analysis of RLJ, BofA Merrill Lynch derived implied terminal values for RLJ by applying terminal forward multiples of 11.0x to 12.0x to RLJ’s estimated forward EBITDA in the terminal year. Present values (as of January 1, 2017 based on mid-year convention) of the cash flows and terminal values were then calculated using a selected discount rate range of 8.5% to 9.5%, based on an estimate of RLJ’s weighted average cost of capital obtained using the Capital Asset Pricing Model. This analysis indicated an approximate implied per share equity value reference range for RLJ of $22.80 to $26.30.  The estimated terminal year EBITDA used for purposes of this analysis was $418 million.

The second paragraph on page 97 of the Definitive Proxy Statement under the subheading “—Net Asset Value Analyses” is replaced, in its entirety, with the following:

FelCor.    BofA Merrill Lynch performed a net asset value analysis of FelCor based on the FelCor forecasts and NAV Estimates. At the direction of FelCor management, BofA Merrill Lynch did not attribute any value to FelCor’s net operating loss tax carryforwards for purposes of this analysis. An estimated range of operating real estate values for FelCor was calculated on a property-by-property basis, taking into account FelCor’s net indebtedness and preferred equity, which further implied a range of capitalization rates from

7.0% to 7.4%, with a midpoint of 7.2%. This analysis indicated an approximate implied per share equity value reference range for FelCor of $7.60 to $8.80.

The third paragraph on page 97 of the Definitive Proxy Statement under the subheading “—Net Asset Value Analyses” is replaced, in its entirety, with the following:

RLJ.    BofA Merrill Lynch performed a net asset value analysis of RLJ based on the RLJ forecasts and NAV Estimates. An estimated range of operating real estate values for RLJ was calculated on a property-by-property basis, taking into account RLJ’s net indebtedness, which further implied a range of capitalization rates from 7.5% to 7.9%, with a midpoint of 7.7%. This analysis indicated an approximate implied per share equity value reference range for RLJ of $24.40 to $26.40.

The first sentence of the first full paragraph on page 101 of the Definitive Proxy Statement under the subheading “—Miscellaneous” is replaced, in its entirety, with the following:

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to RLJ and have received or in the future may receive compensation for the rendering of these services, including having acted as a joint book runner and co-lead arranger for, and as a lender under, certain loans and/or revolvers for RLJ.

The section of the Definitive Proxy Statement entitled “The REIT Merger—Certain RLJ Unaudited Prospective Financial Information” is amended and supplemented as follows:

The section of the Definitive Proxy Statement entitled “—RLJ Adjusted Projections” is replaced, in its entirety, with the following:

RLJ Adjusted Projections

The following table presents selected unaudited prospective financial data for the fiscal years ending 2017 through 2021 for RLJ on a standalone basis. The RLJ Adjusted Projections were underwritten by RLJ’s management solely for internal purposes. The RLJ Adjusted Projections were not updated to account for any circumstances or events occurring after the date they were initially prepared and therefore should not be relied on as predictive of actual future results. In assessing the Merger, RLJ’s management applied a more conservative underwriting methodology, including the acceleration of select capital expenditures. As a result, the RLJ Adjusted Projections vary from the projections RLJ’s management provided to FelCor’s management in February 2017.

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions, except per share values)
Adjusted EBITDA(1)	$368	$371	$370	$381	$394
Unlevered Free Cash Flow(2)	$285	$186	$185	$245	$256

(1)                                 Adjusted EBITDA is a non-GAAP financial performance measure composed of EBITDA, further adjusted to exclude (1) transaction and pursuit costs, (2) non-cash gain or loss on the sale of assets, (3) amortization of share-based compensation, (4) non-cash income taxes,(5) property-level severance costs, (6) debt modification and extinguishment costs, and (7) other income and expenses outside the normal course of operations.

(2)                                 Unlevered Free Cash Flow is a non-GAAP financial measure that is defined as Adjusted EBITDA less certain items such as capital expenditures and changes in working capital. Unlevered Free Cash Flow should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement.

(3)                                 Below is further detail on how the above amounts are calculated:

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions)
Total revenue	$1,118	$1,143	$1,163	$1,200	$1,237
Hotel operating expenses	(722)	(743)	(763)	(789)	(813)
Hotel EBITDA	396	400	400	412	425
General and administrative and Other expenses	(27)	(29)	(30)	(30)	(30)
Adjusted EBITDA	$368	$371	$370	$381	$394
Less: Total capital expenditures	(86)	(176)	(175)	(124)	(126)
Less: Other(a)	3	(10)	(10)	(12)	(12)
Unlevered Free Cash Flow	$285	$186	$185	$245	$256

(a)         Other includes non-cash general and administrative expenses, taxes and working capital requirements.

In preparing the RLJ Adjusted Projections, RLJ made a number of hotel operating and corporate assumptions. Assumptions made include, among others, market factors that would affect hotel occupancy levels and average daily rates and hotel operating costs such as increased wages, utilities, marketing, maintenance, and property taxes. Additionally, RLJ made assumptions regarding hotel capital needs, debt, and corporate general and expenses.

The section of the Definitive Proxy Statement entitled “—RLJ Adjusted FelCor Projections” is replaced, in its entirety, with the following:

RLJ Adjusted FelCor Projections

The following is a summary of the RLJ Adjusted FelCor Projections. As with the RLJ Adjusted Projections, RLJ’s management derived its RLJ Adjusted FelCor Projections using a similar conservative methodology, including applying more conservative capital estimates and corresponding revenue disruption. The RLJ Adjusted FelCor Projections are based solely on the information available to RLJ’s management at the time they were prepared and were not updated to account for any circumstances or events occurring after the date they were initially prepared; therefore they should not be relied on as predictive of actual future results.

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions)
Adjusted EBITDA (excluding select assets)(1)	$200	$201	$211	$221	$233
Unlevered Free Cash Flow(2)	$75	$11	$85	$131	$191

(1)                                 Adjusted EBITDA is a non-GAAP financial performance measure composed of EBITDA, further adjusted to exclude (1) transaction and pursuit costs, (2) non-cash gain or loss on the sale of assets, (3) amortization of share-based compensation, (4) non-cash income taxes, (5) property-level severance costs, (6) debt modification and extinguishment costs, and (7) other income and expenses outside the normal course of operations. Adjusted EBITDA was further adjusted to exclude select assets as of January 1, 2017 that were identified for potential future disposition.

(2)                                 Unlevered Free Cash Flow is a non-GAAP financial measure that is defined as Adjusted EBITDA less certain items such as capital expenditures and changes in working capital. Unlevered Free Cash Flow should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement. These amounts exclude net proceeds from asset dispositions.

(3)                                 Below is further detail on how the above amounts are calculated:

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions)
Total revenue	$822	$833	$805	$834	$875
Hotel operating expenses	(571)	(577)	(537)	(554)	(582)
Hotel EBITDA	251	256	267	279	293
General and administrative and Other expenses	(19)	(20)	(21)	(21)	(22)
Adjusted EBITDA	$232	$236	$247	$258	$271
Select assets EBITDA	(33)	(35)	(35)	(37)	(38)
Adjusted EBITDA (excluding select assets)	$200	$201	$211	$221	$233
Less: Total capital expenditures(a)	(118)	(186)	(108)	(72)	(24)
Less: Other(b)	(7)	(4)	(18)	(18)	(17)
Unlevered Free Cash Flow	$75	$11	$85	$131	$191

(a)         Information excludes select assets.

(b)         Other includes non-cash general and administrative expenses, taxes and working capital requirements.

In preparing the RLJ Adjusted FelCor Projections, RLJ made a number of hotel operating and corporate assumptions. Assumptions made include, among others, market factors that would affect hotel occupancy levels and average daily rates and hotel operating costs such as increased wages, utilities, marketing, maintenance, and property taxes. Additionally, RLJ made assumptions regarding hotel capital needs, debt, and corporate general and expenses.

The section of the Definitive Proxy Statement entitled “The REIT Merger—Certain FelCor Unaudited Prospective Financial Information” is amended and supplemented as follows:

The section of the Definitive Proxy Statement entitled “—FelCor Projections” is replaced, in its entirety, with the following:

FelCor Projections

The FelCor Projections were based on numerous variables and assumptions, including the following: (1) potentially selling up to six hotels (including three that were already being marketed)—for total net proceeds of $638 million (not including a debt repayment of $124 million); (2) cash flow projections based on FelCor’s business plan for 2017 through 2021; (3) certain levels of property-level net operating income and capital costs based on property-specific assumptions; (4) no share issuances or buybacks during the projections period; and (5) a $0.24 per share annual common stock dividend during the projection period. FelCor management assumed total net proceeds from asset sales of $514 million, based on gross proceeds of $715 million less debt repayment of $124 million and fees and costs of $77 million (includes transaction related expenses and the purchase of a ground lease interest).

The FelCor Projections were provided to the FelCor Board and FelCor’s financial advisors, BofA Merrill Lynch. The FelCor Projections were not updated to account for any circumstances or events occurring after the date they were initially prepared and therefore should not be relied on as predictive of actual future results. The following table presents a summary of the FelCor Projections for the calendar years ending 2017 through 2021 for FelCor on a standalone basis and includes FelCor’s share of partnerships and joint ventures.

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions)
Adjusted EBITDA (excluding select assets)(1)	$235	$221	$220	$231	$240
Unlevered Free Cash Flow(2)	$77	$69	$106	$139	$179

(1)                                 Adjusted EBITDA is a non-GAAP financial performance measure composed of EBITDA, further adjusted to exclude (1) unconsolidated partnerships and joint ventures, (2) gains and losses related to extinguishment of debt and interest rate swaps, (3) gains or losses on the sale of depreciable assets and impairment losses, (4) cumulative effects of any changes in accounting principles, (5) other expenses and costs outside the normal course of operations and (6) variable stock compensation. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Adjusted EBITDA on the same basis. Adjusted EBITDA was further adjusted to exclude select assets as of December 31, 2017 that were identified for potential future disposition.

(2)                                 Unlevered Free Cash Flow is a non-GAAP financial measure that is defined as Adjusted EBITDA less certain items such as capital expenditures and changes in working capital. Unlevered Free Cash Flow should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement. These amounts exclude net proceeds from asset dispositions.

(3)                                 Below is further detail on how the above amounts are calculated:

	Years Ending in December 31,
($mm)	2017E	2018E	2019E	2020E	2021E
Revenues	$836	$862	$835	$863	$891
Hotel Operating Costs	(587)	(598)	(571)	(588)	(607)
Hotel EBITDA	$249	$264	$264	$275	$284
Share of Unconsolidated EBITDA and Other Adjustments	3	3	4	4	4
Less: Hotel EBITDA Attributable to Asset Sales	—	(32)	(32)	(32)	(31)
Less: General and Administrative	(17)	(15)	(15)	(16)	(16)
Adjusted EBITDA	$235	$221	$220	$231	$240
Less: Capital Expenditures	(119)	(126)	(86)	(64)	(33)
Less: Other(a)	(39)	(27)	(29)	(28)	(28)
Unlevered Free Cash Flow	$77	$69	$106	$139	$179

(a)         Other includes non-cash general and administrative expenses, taxes and working capital requirements.

The section of the Definitive Proxy Statement entitled “—RLJ Projections Provided to FelCor” is replaced, in its entirety, with the following:

RLJ Projections Provided to FelCor

The following is a summary of the unaudited prospective financial information for calendar years 2017 through 2020, which was prepared by RLJ’s management and provided to FelCor and FelCor’s financial advisors, BofA Merrill Lynch, on February 12, 2017 by RLJ with an extrapolation for calendar year 2021 as prepared by FelCor’s management (which we refer to as the “RLJ Unadjusted Projections”). The following table presents a summary of the RLJ Unadjusted Projections for RLJ on a standalone basis and includes RLJ’s share of partnerships and joint ventures. The FelCor management team made no adjustments or changes to the unaudited prospective financial information of the RLJ Unadjusted Projections that were provided by RLJ for calendar years 2017 through 2020.

	Year Ended December 31,
	2017E	2018E	2019E	2020E	2021E
	($ in millions)
Adjusted EBITDA(1)	$376	$383	$388	$399	$410
Unlevered Free Cash Flow(2)	$261	$243	$254	$281	$299

(1)                                 Adjusted EBITDA is a non-GAAP financial performance measure composed of EBITDA, further adjusted to exclude (1) transaction and pursuit costs, (2) non-cash gain or loss on the sale of assets, (3) amortization of share-based compensation, (4) non-cash income taxes, (5) property-level severance costs, (6) debt modification and extinguishment costs, and (7) other income and expenses outside the normal course of operations.

(2)                                 Unlevered Free Cash Flow is a non-GAAP financial measure that is defined as Adjusted EBITDA less certain items such as capital expenditures and changes in working capital. Unlevered Free Cash Flow should not be considered as an alternative to net income as a measure of operating performance or cash provided by operating activities as a cash flow measurement.

(3)                                 Below is further detail on how the above amounts are calculated:

	Years Ending in December 31,
($mm)	2017E	2018E	2019E	2020E	2021E
Revenues	$1,126	$1,156	$1,182	$1,219	$1,250
Hotel Operating Costs	(725)	(744)	(765)	(790)	(809)
Hotel EBITDA	$401	$412	$418	$429	$440
Other Adjustments	3	3	3	3	3
Less: General and Administrative	(27)	(28)	(28)	(29)	(30)
Adjusted EBITDA	$376	$383	$388	$399	$410
Less: Capital Expenditures	(86)	(119)	(111)	(83)	(83)
Less: Other(a)	(29)	(21)	(23)	(35)	(28)
Unlevered Free Cash Flow(b)	$261	$243	$254	$281	$299

(a)         Other includes non-cash general and administrative expenses, taxes and working capital requirements.

(b)         In determining unlevered free cash flow, FelCor management based its calculations on information as provided by RLJ management.

The section of the Definitive Proxy Statement entitled “The REIT Merger—Trustees and Management of RLJ After the Mergers” is amended and supplemented as follows:

The following supplemental disclosure is hereby added to the end of the first paragraph on page 107 of the Definitive Proxy Statement:

The FelCor director that will be appointed to the RLJ Board has not yet been determined.

The following supplemental disclosure is hereby added to the end of the second paragraph on page 107 of the Definitive Proxy Statement:

Except for certain of the executive officers of FelCor remaining with the Combined Company for a transitional period, none of the executive officers of FelCor will continue as an executive officer of the Combined Company following the effective time of the Mergers.

*****

Forward Looking Statements

The information presented herein may contain forward looking statements. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which RLJ and FelCor operate and beliefs of and assumptions made by RLJ management and FelCor management, involve uncertainties that could significantly affect the financial results of RLJ or FelCor or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between FelCor and RLJ, including future financial and operating results, the attractiveness of the value to be received by FelCor stockholders, the attractiveness of the value to be received by RLJ, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of FFO accretion, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in the real estate industry, financial markets and interest rates, or to the business or financial condition of either company or business, (iii) increased or unanticipated competition for the companies’ properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status, (vi)

availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, (ix) the outcome of claims and litigation involving or affecting either company, (x) applicable regulatory changes, and (xi) those additional risks and factors discussed in reports filed with the SEC by RLJ and FelCor from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither RLJ nor FelCor, except as required by law, undertakes any duty to update any forward looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Mergers and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement.

In connection with the proposed merger, RLJ has filed with the SEC a registration statement on Form S-4 (File No. 333-218439), and RLJ and FelCor have filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to security holders of RLJ and FelCor on July 18, 2017. RLJ and FelCor also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL RELATED SUPPLEMENTS AND AMENDMENTS THERETO AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and all related supplements and amendments and all other relevant documents (if and when they become available) filed by RLJ and FelCor with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RLJ with the SEC will be available free of charge on RLJ’s website at www.rljlodgingtrust.com or by emailing RLJ Investor Relations at ir@rljlodgingtrust.com or at 301-280-7774. Copies of the documents filed by FelCor with the SEC will be available free of charge on FelCor’s website at www.felcor.com or by contacting FelCor Investor Relations at asalami@felcor.com or at 972-444-4967.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

RLJ and FelCor and their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about RLJ’s executive officers and Trustees in RLJ’s definitive proxy statement filed with the SEC on March 28, 2017 in connection with its 2017 annual meeting of shareholders and in Form 4s of RLJ’s trustees and executive officers filed with the SEC. You can find information about FelCor’s executive officers and directors in Amendment No. 1 to FelCor’s Annual Report on Form 10-K for the year ended December 31, 2016 on Form 10-K/A filed with the SEC on April 28, 2017 and in Form 4s of FelCor’s directors and executive officers filed with the SEC. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from RLJ or FelCor using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RLJ LODGING TRUST

Date: August 7, 2017	By:	/s/ Frederick D. McKalip
Frederick D. McKalip
Senior Vice President and General Counsel